Exhibit 99.2

NaaS Technology Inc. Reports

Adjusted Unaudited 2022 Second Quarter and Interim Financial Results

BEIJING, China, April 21, 2023 (GLOBE NEWSWIRE) – NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NAAS), one of the largest and fastest growing electric vehicle charging service providers in China, today reported further adjustments to its unaudited financial results for the quarter and six months ended June 30, 2022 originally reported on August 22, 2022 and adjusted on March 27, 2023. The Company is making additional adjustment to its adjusted unaudited financial results for the quarter and six months ended June 30, 2022 reported on March 27, 2023, to:

•
update share-based compensation and equity-settled listing costs;
•
update fair value change of convertible and redeemable preferred shares; and
•
reclassify between expenses and between balance sheet line items.

The unaudited financial results for the quarter and six months ended June 30, 2022 reported below reflect the above adjustments.

Second Quarter 2022 and First Half 2022 Financial Highlights:

•
Net revenues grew by 564% year over year and reached RMB22.0 million (US$3.3 million) in the second quarter of 2022. Net revenues of the first half of 2022 were RMB36.5 million (US$5.5 million), increasing by 591% year over year1.
•
Total operating costs were RMB2,171.5 million (US$324.2 million) in the second quarter of 2022 and RMB2,280.8 million (US$340.5 million) in the first half of the year, as compared with RMB85.9 million and RMB122.3 million for the same periods of 2021, respectively.
•
Net loss was RMB5,302.2 million (US$791.6 million) for the second quarter of 2022 and RMB5,401.5 million (US$806.4 million) for the first half of 2022, as compared to net loss of RMB85.4 million and RMB120.6 million for the same periods of 2021, respectively.
•
Non-IFRS net loss2 was RMB96.0 million (US$14.3 million) in the second quarter of 2022 and RMB145.8 million (US$21.8 million) for the first half of 2022, representing a year over year increase of 12% and 21%, respectively.

Second Quarter and First Half 2022 Financial Results:

Net Revenues

Net revenues reached RMB36.5 million (US$5.5 million) in the first half year of 2022, including RMB22.0 million (US$3.3 million) in the second quarter, representing an increase of 591% and 564% year over year respectively. The rapid increase was mainly the result of increases in platform order volumes and continued improvements in operations.

Net revenues from online EV charging solutions contributed RMB19.7 million (US$2.9 million) in the first half of the year and RMB11.8 million (US$1.8 million) in the second quarter of 2022, with growth rates of 451% and 410% year over year respectively. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network.

1 In accordance with the IFRS rules, Dada Auto was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions (defined below) and consequently the Company reports the financial results of Dada Auto as the Company’s historical financial results for the three and six months ended June 30, 2021.

2 Non-IFRS net loss was arrived at after excluding equity-settled listing costs, share-based compensation expenses, fair value changes of convertible and redeemable preferred shares and fair value changes of financial assets at fair value through profit or loss. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Offline EV charging net revenues increased significantly by 997% year over year to RMB16.3 million (US$2.4 million) in the first half year of 2022, including RMB9.8 million (US$1.5 million) generated in the second quarter, which grew by 952% from the same period of 2021. The increase was primarily driven by the growth in the full station operation business as well as the hardware procurement business.

Net revenue from innovative and other businesses increased by 112% year over year to RMB0.5 million (US$68 thousand) in the first half year of 2022, primarily due to the growth of the online advertisement business. The revenue generated in the second quarter was RMB0.4 million (US$56 thousand), representing an increase of 542% year over year.

Operating costs

Total operating costs were RMB2,280.9 million (US$340.5 million) in the first half of the year and RMB2171.5 million (US$324.2 million) in the second quarter of 2022, as compared with RMB122.3 million and RMB85.9 million for the same periods of 2021. The significant increase was mainly due to the Company recording RMB1,912.7 million (US$285.6 million) of equity-settled listing costs and RMB186.3 million (US$27.9 million) of share-based compensation expenses in the first half of 2022.

Cost of revenues in the first half year of 2022 was RMB39.1 million (US$5.8 million), increasing by 529% year over year. Cost of revenues for the second quarter of 2022 was RMB23.3 million (US$3.5 million), increasing by 607% year over year. The increases were primarily due to the increase in technical and information service fee, as the Company has involved a third party to provide data service since April, 2022.

Selling and marketing expenses in the first half of 2022 were RMB102.4 million (US$15.3 million), remaining relatively stable as compared with the first half of 2021. Selling and marketing expenses were RMB58.2 million (US$8.7 million) in the second quarter of 2022, representing a decrease of 15% year over year. The decrease was the result of decreased marketing and promotion fees, partly offset by an increase in labor costs.

Administrative expenses increased to RMB2,124.2 million (US$317.1 million) in the first half of 2022, as compared to RMB11.2 million for the same period of 2021. RMB2,082.9 million (US$311.1 million) was recorded in the second quarter of 2022, as compared with RMB6.5 million for the same period of 2021. The significant increase was mainly due to the Company recording RMB1,912.7 million of equity-settled listing costs which occurred during the Merger Transactions (defined below), and a total of RMB186.3 million (of which RMB140.2 million occurred in the second quarter) of share-based compensation expenses.

Research and development expenses were RMB15.1 million (US$2.3 million) in the first half of 2022, remaining relatively stable compared with the same period of 2021. Research and development expenses were RMB7.1 million (US$1.1 million) in the second quarter of 2022, representing a 9% decrease year over year, which was mainly attributable to a reduction in in-house research and development personnel costs.

Finance costs

Finance costs were RMB0.3 million (US$40 thousand) in the first half of 2022, and a RMB35.8 thousand (US$5.3 thousand) of finance costs occurred in the second quarter, compared with finance costs of RMB0.3 million and RMB0.2 million for the same periods of 2021, respectively. The decrease of finance costs was primarily attributable to the reduction spending in financing activities.

Income tax expenses

Income tax expenses were RMB2.7 million (US$0.4 million) in the first half of 2022, compared with income tax expenses of RMB3.3 million in the first half of 2021.

Net loss and non-IFRS net loss

Net loss for the first half of 2022 was RMB5,401.5 million (US$806.4 million), and for the second quarter was RMB5,302.2 million (US$791.6 million), as compared with net loss of RMB120.6 million and RMB85.4 million for the same periods of 2021. The significant increase was mainly due to the recorded equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares in 2022. Non-IFRS net loss was RMB145.8 million (US$21.8 million) for the first half year of 2022 and RMB96.0 million (US$14.3 million) for the second quarter of 2022, representing a year to year increase of 21% and 12%, respectively, from the same periods of 2021. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit/loss for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. NaaS believes that non-IFRS net profit/loss helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. NaaS believes that non-IFRS net profit/loss for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit/loss for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit/loss for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit/loss for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. NaaS encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit/loss for the period represents profit/loss for the period excluding equity-settled listing costs, share-based compensation expenses, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial assets at fair value through profit or loss.

Merger Transactions

On June 10, 2022, RISE Education Cayman Ltd, the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto Inc. (“Dada”), as a result of which Dada became a wholly-owned subsidiary of the Company and the Company assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.”

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online, offline EV charging and non-charging solutions, supporting every stage of the station lifecycle. As of December 31, 2022, NaaS had connected over 515,000 chargers. In 2022, charging volume transacted through Company's network reached 2,753 GWh and gross transaction value reached RMB2,701 million.On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Net Revenues from Online EV Charging Solutions	2,324	11,850	1,769	3,576	19,716	2,944
Net Revenues from Offline EV Charging Solutions	930	9,783	1,461	1,487	16,316	2,436
Net Revenues from Non-Charging Solutions and Other Services	59	377	56	216	457	68
Net Revenues	3,313	22,010	3,286	5,279	36,489	5,448
Other gain, net	17	1,927	288	88	2,608	389

Operating costs
Cost of revenues	(3,297)	(23,315)	(3,481)	(6,224)	(39,144)	(5,844)
Selling and marketing expenses	(68,215)	(58,228)	(8,693)	(90,793)	(102,441)	(15,294)
Administrative expenses	(6,509)	(2,082,854)	(310,962)	(11,188)	(2,124,158)	(317,129)
Research and development expenses	(7,852)	(7,119)	(1,063)	(14,118)	(15,105)	(2,255)
Total operating costs	(85,873)	(2,171,516)	(324,199)	(122,323)	(2,280,848)	(340,522)

Operating loss	(82,543)	(2,147,579)	(320,625)	(116,956)	(2,241,751)	(334,685)
Finance costs	(163)	(36)	(5)	(331)	(262)	(39)
Fair value changes of convertible and redeemable preferred shares	—	(3,155,006)	(471,030)	—	(3,158,498)	(471,551)
Fair value changes of Financial asset at fair value through profit or loss	—	1,753	262	—	1,753	262
Net loss before income tax	(82,706)	(5,300,868)	(791,398)	(117,287)	(5,398,758)	(806,013)
Income tax expenses	(2,670)	(1,284)	(192)	(3,346)	(2,697)	(403)
Net loss for the year	(85,376)	(5,302,152)	(791,590)	(120,633)	(5,401,455)	(806,416)
Net loss attributable to:
Equity holders of the Company	(85,376)	(5,302,152)	(791,590)	(120,633)	(5,401,455)	(806,416)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company (Expressed in RMB per share)
Basic	(518.20)	(2.91)	(0.43)	(732.19)	(3.10)	(0.46)
Diluted	(518.20)	(2.91)	(0.43)	(732.19)	(3.10)	(0.46)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(5,182.00)	(29.13)	(4.35)	(7,321.86)	(31.02)	(4.63)
Diluted	(5,182.00)	(29.13)	(4.35)	(7,321.86)	(31.02)	(4.63)

Weighted average number of ordinary shares outstanding-basic	164,755	1,819,927,626	1,819,927,626	164,755	1,741,385,264	1,741,385,264
Weighted average number of ordinary shares outstanding-diluted	164,755	1,819,927,626	1,819,927,626	164,755	1,741,385,264	1,741,385,264

AAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company

Net loss attributable to ordinary shareholders of the Company	(85,376)	(5,302,152)	(791,590)	(120,633)	(5,401,455)	(806,416)
Add: Equity-settled listing costs	—	1,912,693	285,557	—	1,912,693	285,557
Share-based compensation expenses	—	140,172	20,927	—	186,260	27,808
Fair value changes of convertible and redeemable preferred shares	—	3,155,006	471,030	—	3,158,498	471,551
Fair value changes of Financial asset at fair value through profit or loss	—	(1,753)	(262)	—	(1,753)	(262)
Adjusted net loss attributable to ordinary shareholders of the Company	(85,376)	(96,034)	(14,338)	(120,633)	(145,757)	(21,762)

Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(518.20)	(0.05)	(0.01)	(732.19)	(0.08)	(0.01)
Diluted	(518.20)	(0.05)	(0.01)	(732.19)	(0.08)	(0.01)

Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(5,182.00)	(0.53)	(0.08)	(7,321.86)	(0.84)	(0.12)
Diluted	(5,182.00)	(0.53)	(0.08)	(7,321.86)	(0.84)	(0.12)

Weighted average number of ordinary shares outstanding-basic	164,755	1,819,927,626	1,819,927,626	164,755	1,741,385,264	1,741,385,264
Weighted average number of ordinary shares outstanding-diluted	164,755	1,819,927,626	1,819,927,626	164,755	1,741,385,264	1,741,385,264

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2021		June 30, 2022
(In thousands)	RMB		RMB	US$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,489		413,653	61,757
Trade receivables	38,456		64,447	9,622
Prepayments, other receivables and other assets	105,833		84,023	12,544
Total current assets	152,778		562,123	83,923
Non-current assets
Right-of-use assets	19,766		21,820	3,258
Financial asset at fair value through profit or loss	5,000		6,753	1,008
Property, plant and equipment	548		490	73
Other non-current assets	0		59	9
Intangible asset	—		933	139
Total non-current assets	25,314		30,055	4,487
Total assets	178,092		592,178	88,410

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	7,067		9,524	1,422
Trade payables	16,872		22,689	3,387
Other payables and accruals	112,148		135,392	20,213
Total current liabilities	136,087		167,605	25,022
Non-current liabilities
Non-current lease liabilities	12,566		11,093	1,656
Total non-current liabilities	12,566		11,093	1,656
Total liabilities	148,653		178,698	26,678

EQUITY
Class A Common Shares	—	*	32,131	4,797
Class B Common Shares	—		16,674	2,489
Class C Common Shares	—		93,702	13,990
Additional paid in capital	423,329		6,066,902	905,765
Accumulated losses	(393,890)		(5,795,345)	(865,222)
Accumulated other comprehensive income	—		(584)	(87)
Total equity	29,439		413,480	61,732
Total equity and liabilities	178,092		592,178	88,410

Note:

* Representing amount less than RMB1,000.

** In accordance with the IFRS rules Dada Auto Inc. was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions and consequently the Company reports the financial results of Dada Auto Inc. as the Company’s historical financial results for the fiscal years ended December 31, 2021 in the Company’s statements of financial position, and three and six months ended June 30, 2021 in the Company’s statements of loss and other comprehensive loss.